SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

With a copy to:
Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 157639105	Page 2 of 5

NAME OF REPORTING PERSON

1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Huneeus Vintners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		5,556,103(1)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		-0-
	10	SHARED DISPOSITIVE POWER
5,556,103(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,556,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46%(1)

14	TYPE OF REPORTING PERSON (See Instructions) OO(1)

(1)	See Notes (1) and (2) contained in the equivalent table contained in the Schedule 13D (as defined in the Explanatory Note below).

SCHEDULE 13D

CUSIP No. 157639105	Page 3 of 5

EXPLANATORY NOTE

     This Schedule 13D (the “First Amended Schedule 13D”) is the first amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, the “Schedule 13D”), with respect to the Common Stock, no par value (the "Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the "Issuer”). Capitalized terms used but not defined in this First Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this First Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Amendment Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment related to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to the First Amended Schedule 13D.

Item 1.   Security and Issuer.

     Response in the Schedule 13D remains unchanged.

Item 2.   Identity and Background.

     Response in the Schedule 13D remains unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

     Response in the Schedule 13D remains unchanged.

Item 4.   Purpose of the Transaction.

     Response in Item 4 of the Schedule 13D shall be amended and supplemented as follows:

     Pursuant to the Offer Letter described in the Schedule 13D and attached as Exhibit 1 thereto, the Parties made a proposal to the board of directors of the Issuer on May 17, 2004, with respect to a business combination transaction with the Issuer. On June 30, 2004, the Parties delivered to the board of directors of the Issuer a letter (the “Extension Letter”) pursuant to which the Parties agreed to extend the date of the offer contained in the Offer Letter from June 30, 2004 to July 31, 2004 (the “Date Extension”). The Extension Letter stated that all terms contained in the Offer Letter, other than the Date Extension, would remain in full force and effect. The Extension Letter is attached as Exhibit 3 to this First Amended Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Response in the Schedule 13D remains unchanged.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Response in the Schedule 13D remains unchanged.

Item 7.   Material to be Filed as Exhibits.

     Response in Item 7 of the Schedule 13D shall be amended and supplemented as follows:

Number	Description	Location

3	Extension Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated June 30, 2004	Filed with this First Amended Schedule 13D

SCHEDULE 13D

CUSIP No. 157639105	Page 4 of 5

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this First Amended Schedule 13D is true, complete and correct.

Date: July 1, 2004

HUNEEUS VINTNERS LLC

By: Name: Title:	/s/ Agustin Huneeus Agustin Huneeus Manager

SCHEDULE 13D

CUSIP No. 157639105	Page 5 of 5

EXHIBIT INDEX

Number	Description	Location

3	Extension Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated June 30, 2004	Filed with this First Amended Schedule 13D